Direct Dial:  (617) 248-7292                            E-Mail:  burnett@tht.com


                                                     January 14, 2005


VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Ms. Peggy Fisher, Assistant Director
                  Division of Corporation Finance

         Re:      Ionics, Incorporated
                  Preliminary Schedule 14A filed December 22, 2004 File No. 001-07211


Dear Ms. Fisher,

         On behalf of our client, Ionics, Incorporated (the "Company" or "Ionics"), we are conveying the Company's responses to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 6, 2005 to Mr. Stephen Korn, the Company's Vice President and General Counsel (the "Comment Letter"), with respect to the Company's Preliminary Schedule 14A, which was filed with the Commission on December 22, 2004 (the "Preliminary Proxy Statement"). Amendment No. 1 to the Preliminary Proxy Statement (the "Amended Proxy Statement") is being filed with the Commission today. In addition, the Company is supplementally providing the Staff with a letter dated January 12, 2005, in response to the Staff's request on page 3 of the Comment Letter. In response to the Staff's comment 10, additional supplemental materials are being delivered to you under separate cover from Covington & Burling, counsel for Goldman Sachs and UBS, Ionics' financial advisors.

         The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were presented in the Comment Letter. The information set forth in this letter is being provided on a supplemental basis to the Staff. Copies of this letter and the attachments to it are also being delivered under separate cover to Eduardo Aleman of the Staff.

SCHEDULE 14A


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January 14, 2005
Page 2

SUMMARY RELATING TO THE MERGER - PAGE 4

OPINIONS OF IONICS' FINANCIAL ADVISORS - PAGE 5

COMMENT 1: PLEASE REVISE TO DISCLOSE THAT ALL OF THE FEES PAYABLE TO GOLDMAN SACHS AND UBS ARE CONTINGENT UPON CONSUMMATION OF THE MERGER, AND QUANTIFY THE FEES PAID TO EACH FOR THE FAIRNESS OPINIONS. CLARIFY ON PAGES 21 AND 22 THAT THE FEES ARE CONTINGENT UPON CONSUMMATION OF THE MERGER.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

INTERESTS OF CERTAIN PERSONS IN THE MERGER - PAGE 6

COMMENT 2: PLEASE DESCRIBE THOSE PROVISIONS OF THE MERGER AGREEMENT THAT WILL BENEFIT IONICS' DIRECTORS AND OFFICERS. IDENTIFY THE DIRECTORS AND OFFICERS WHO WILL RECEIVE BENEFITS, AND QUANTIFY THE AMOUNT OF THE BENEFITS DERIVED BY EACH FOR THE VARIOUS REASONS LISTED. FOR EXAMPLE, IF ANY EXECUTIVE OFFICERS ARE GETTING PAYMENTS PURSUANT TO SEVERANCE ARRANGEMENTS, EXPAND TO IDENTIFY THEM AND QUANTIFY THE PAYMENTS THEY WILL RECEIVE.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

COMMENT 3: INCLUDE A SECTION IN THE PROXY STATEMENT THAT PROVIDES A DISCUSSION ABOUT THE ECOLOCHEM HOLDERS' AGREEMENT SO THAT INVESTORS CAN UNDERSTAND THE INTEREST DESCRIBED IN THE SECOND PARAGRAPH. THE DISCLOSURE SHOULD INCLUDE THE BACKGROUND OF AND REASONS FOR THE AGREEMENT, THE MATERIAL TERMS OF THE AGREEMENT, THE AMOUNT OF CASH AND STOCK HELD IN ESCROW AND WHY IT IS BEING HELD IN ESCROW. IN THE SUMMARY SECTION, PROVIDE A CROSS REFERENCE TO THE DISCUSSION IN THE PROXY STATEMENT, AND QUANTIFY THE "SUBSTANTIAL BENEFICIAL INTEREST" AND THE AMOUNT OF SHARES AND CASH LYMAN DICKERSON AND PERSONS RELATED TO HIM HAVE IN THE ESCROWED FUNDS.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

THE MERGER - PAGE 16

COMMENT 4: IN AN APPROPRIATE LOCATION IN THE FILING, PLEASE DISCLOSE WHY THE IONICS BOARD DECIDED TO OBTAIN TWO FAIRNESS OPINIONS FOR THIS TRANSACTION.

Company Response: The Company has modified the disclosure under the heading "Opinions of Ionics' Financial Advisors" in the Amended Proxy Statement in response to the Staff's comment.

BACKGROUND OF THE PROPOSED MERGER

COMMENT 5: EXPAND TO DISCUSS THE NEGOTIATIONS SURROUNDING THE ENTRY INTO THE VOTING AGREEMENT. ALSO EXPAND TO DISCUSS HOW THE PRICE WAS DETERMINED AND THE ROLE OF THE FAIRNESS ADVISORS IN DETERMINING THE PRICE.


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January 14, 2005
Page 3

Company Response: The Company has modified the disclosure under the headings "Background of the Proposed Merger" and "Financial Analyses used by Goldman Sachs and UBS" in the Amended Proxy Statement in response to the Staff's comment.

OPINIONS OF IONICS' FINANCIAL ADVISORS - PAGE 19

COMMENT 6: WE NOTE THAT BOTH GOLDMAN SACHS AND UBS HAVE PROVIDED CERTAIN INVESTMENT BANKING AND OTHER FINANCIAL SERVICES TO IONICS AND ITS AFFILIATES AND GE AND ITS AFFILIATES WITHIN THE PAST TWO YEARS. PLEASE REVISE TO DISCLOSE ALL COMPENSATION RECEIVED OR TO BE RECEIVED BY EACH FINANCIAL ADVISOR AS A RESULT OF THESE SERVICES AND MATERIAL RELATIONSHIPS.

Company Response: The Company has modified the disclosure with respect to the compensation paid by the Company in the Amended Proxy Statement in response to the Staff's comment.

The Company does not believe that disclosure with respect to the compensation paid by GE to Goldman Sachs or UBS is required in the Amended Proxy Statement.
Item 14(b)(6) of Schedule 14A requires the Company to furnish the information required by Item 1015(b) of Regulation M-A regarding the opinions it received from Goldman Sachs and UBS. Item 1015(b) of Regulation M-A requires that the Company describe any material relationship and compensation received during the past two years between (a) the outside party (i.e., Goldman Sachs and UBS) and
(b) the subject company or its affiliates (i.e., Ionics). Item 1000 defines the "subject company" as the company or entity whose securities are sought to be acquired in the transaction (i.e., the target), or that is otherwise the subject of the transaction.

COMMENT 7: DISCLOSE THE ESTIMATED AMOUNT OF THE 1.5% CASH FEE TO BE PAID TO EACH OF GOLDMAN SACHS AND UBS UPON CONSUMMATION OF THE MERGER.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

COMMENT 8: IT APPEARS THAT IONICS ENGAGED GOLDMAN SACHS AND UBS TO DELIVER INDEPENDENT FAIRNESS OPINIONS BASED ON THEIR INDIVIDUAL FAIRNESS DETERMINATIONS. THE FINANCIAL ANALYSES SUMMARY, HOWEVER, DISCUSSES ONLY ONE PROCESS FOR BOTH FINANCIAL ADVISORS. FOR EXAMPLE, THE DISCLOSURE SEEMS TO SUGGEST THAT GOLDMAN SACHS AND UBS PERFORMED THE SAME ANALYSES, USED THE SAME COMPANIES FOR THE SELECTED COMPANIES ANALYSIS, AND ARRIVED AT THE SAME RESULTS. PLEASE REVISE YOUR DISCLOSURE TO SEPARATELY DISCUSS THE ANALYSES PERFORMED BY EACH FINANCIAL ADVISOR AND THE RESPECTIVE CONCLUSIONS. IF THE TWO ADVISORS COLLABORATED IN PERFORMING THE ANALYSES DISCUSSED, PLEASE DISCLOSE THIS.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

COMMENT 9: PLEASE PROVIDE A SUMMARY OF ANY INSTRUCTIONS GIVEN TO GOLDMAN SACHS AND UBS REGARDING THE PREPARATION OF THEIR RESPECTIVE OPINIONS.

Company Response: The Company has modified the disclosure in the Amended Proxy Statement in response to the Staff's comment.

COMMENT 10: SUPPLEMENTALLY PROVIDE COPIES OF THE MATERIALS THAT GOLDMAN SACHS AND UBS PREPARED IN CONNECTION WITH THEIR RESPECTIVE FAIRNESS OPINIONS OR OTHERWISE PROVIDED TO THE IONICS'


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January 14, 2005
Page 4

BOARD OF DIRECTORS IN CONNECTION WITH THIS TRANSACTION, INCLUDING, AMONG OTHER THINGS, ANY "BOARD BOOKS," DRAFTS OF FAIRNESS OPINIONS PROVIDED TO THE BOARD, AND SUMMARIES OF ALL ORAL PRESENTATIONS MADE TO THE COMPANY'S BOARD. WE MAY HAVE ADDITIONAL COMMENTS AFTER WE REVIEW THESE MATERIALS.

Company Response: The materials prepared by Goldman Sachs and UBS are being delivered to you under separate cover from Covington & Burling, counsel for Goldman Sachs and UBS.

                                      * * *

         If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Jeffrey E. Prowda of this office at (617) 310-8162 or the undersigned at (617) 248-7292.


                                                     Sincerely,

                                                     /s/ Mark H. Burnett

                                                     Mark H. Burnett

Enclosure

cc:      Eduardo Aleman
         Douglas R. Brown
         Stephen Korn, Esq.
         Jeffrey E. Prowda, Esq.
         Scott Seeley, Esq.
         Howard Chatzinoff, Esq.

                                              Stephen Korn
                                              Vice President and General Counsel
                                              Tel:  (617) 673-4450
                                              Fax:  (617) 926-8691
                                              Email:  skorn@ionics.com



                                                          January 12, 2005


United States Securities and Exchange Commission
430 Fifth Street, N.W.
Washington, DC  20549

Attention:  Peggy Fisher, Assistant Director
            Division of Corporation Finance

                  Re:      Ionics, Incorporated ("the Company")
                           Preliminary Schedule 14A filed December 22, 2004 File No. 001-07211

Dear Ms. Fisher:

         As you requested in your letter of January 6, 2005 to Stephen Korn, Vice President and General Counsel of the Company, we hereby acknowledge as follows:

         The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Very truly yours,

                                              Ionics, Incorporated


                                              By: /s/ Stephen Korn
                                                  ------------------------------
                                              Stephen Korn
                                              Vice President and General Counsel


SK/sbp